

Bradford & Bingley

Your reference

In reply please quote

PROCESSED

JUN 11 2003

THOMSON FINANCIAL

Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA


03022373

Tel. 01274 806106

22 April 2003

SUPPL

Dear Sir

US Home Filing Exemption (12g3-2(b)) – Re 82-5154

Please find enclosed documents/announcements released by Bradford & Bingley plc to the equity securities market in the UK.

Enclosed is a copy of this letter which I should be grateful if you could return in the self addressed envelope to confirm receipt.

Yours faithfully,

Phil Kershaw
Deputy Company Secretary


RECEIVED
APR 28 2003
180
WASH, D.C.
SECTION
PROCESSING

Re 82-5154

Interim Reporting Date in 2003

A member of our peer group has recently announced that they will be reporting their interim results on 5th August, the date scheduled for the reporting of Bradford & Bingley's interim results, as communicated in our 2002 Annual Report & Accounts.

Given our commitment to keep our results on a separate date to other UK banks to enable the market to absorb the flow of information more readily, we have taken the decision to move the date of reporting our results to **Friday 8th August**.

End
17 April 2003

Re 82-5154

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on Tuesday, 23 April 2002, it purchased for cancellation 110,000 of its ordinary shares on Thursday, 17 April 2003 at a price of 307.12p per share.

Re 82-5154

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on Tuesday, 23 April 2002, it purchased for cancellation 300,000 of its ordinary shares on Wednesday, 16 April 2003 at a price of 305.57p per share.

Re 82-5154

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on Tuesday, 23 April 2002, it purchased for cancellation 275,000 of its ordinary shares on Tuesday, 15 April 2003 at a price of 307.25p per share.

Re 82-5154

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on Tuesday, 23 April 2002, it purchased for cancellation 75,000 of its ordinary shares on Monday, 14 April 2003 at a price of 303.8p per share.

Re 82-5154

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on Tuesday, 23 April 2002, it purchased for cancellation 125,000 of its ordinary shares on Friday, 11 April 2003 at a price of 300.96p per share.

Re 82-5154

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on Tuesday, 23 April 2002, it purchased for cancellation 175,000 of its ordinary shares on Thursday, 10 April 2003 at a price of 300.47p per share.

Re 82-5154

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on Tuesday, 23 April 2002, it purchased for cancellation 370,000 of its ordinary shares on Wednesday, 9 April 2003 at a price of 300.79p per share.

Re 82-5154

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on Tuesday, 23 April 2002, it purchased for cancellation 250,000 of its ordinary shares on Tuesday, 8 April 2003 at a price of 308.29p per share.

END

Re 82.5154

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on Tuesday, 23 April 2002, it purchased for cancellation 100,000 of its ordinary shares on Thursday, 3 April 2003 at a price of 290p per share.

END

Re 82-5154

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on Tuesday, 23 April 2002, it purchased for cancellation 400,000 of its ordinary shares on Tuesday, 1 April 2003 at a price of 286.07p per share.

END

Re 82-5154

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on Tuesday, 23 April 2002, it purchased for cancellation 450,000 of its ordinary shares on Monday, 31 March 2003 at a price of 282.04p per share.

END